SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. __)1

Papa Murphy’s Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

698814100

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)

|_| Rule 13d-1(c)

|X|Rule 13d-1(d)

______________________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 698814100	13G	Page 2 of 7 Pages

1	Name Of Reporting Persons
LEP Papa Murphy’s Holdings, LLC

2	Check The Appropriate Box If A Member Of A Group (See Instructions)	(a) |_|
(b) |X|

3	SEC Use Only

4	Citizenship Or Place Of Organization
Delaware

	5	Sole Voting Power
Number of		0

Shares	6	Shared Voting Power
6,906,054
Beneficially

Owned By	7	Sole Dispositive Power
0
Each

Reporting	8	Shared Dispositive Power
Person With		6,906,054

9	Aggregate Amount Beneficially Owned By Each Reporting Person
6,906,054

10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)

11	Percent Of Class Represented By Amount In Row 9
40.8%*

12	Type Of Reporting Person (See Instructions)
OO (Limited Liability Company)

*The percentage of the class was calculated based on 16,941,265 shares of Common Stock of the Issuer outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2014.

CUSIP No. 698814100	13G	Page 3 of 7 Pages

1	Name Of Reporting Persons
Thomas H. Lee

2	Check The Appropriate Box If A Member Of A Group (See Instructions)	(a) |_|
(b) |X|

3	SEC Use Only

4	Citizenship Or Place Of Organization
United States of America

	5	Sole Voting Power
Number of		30,697

Shares	6	Shared Voting Power
6,906,054
Beneficially

Owned By	7	Sole Dispositive Power
30,697
Each

Reporting	8	Shared Dispositive Power
Person With		6,906,054

9	Aggregate Amount Beneficially Owned By Each Reporting Person
6,936,751

10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)

11	Percent Of Class Represented By Amount In Row 9
40.9%*

12	Type Of Reporting Person (See Instructions)
IN

*The percentage of the class was calculated based on 16,941,265 shares of Common Stock of the Issuer outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2014.

CUSIP No. 698814100		13G	Page 4 of 7 Pages

Item 1	(a).	Name of Issuer:

Papa Murphy’s Holdings, Inc. (the “Issuer”)

Item 1	(b).	Address of Issuer's Principal Executive Offices:

8000 NE Parkway Drive Suite 350 Vancouver, W.A. 98662

Item 2	(a).	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:
LEP Papa Murphy’s Holdings, LLC (“LEP Papa Murphy’s”)
Thomas H. Lee

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The business address of LEP Papa Murphy’s and Thomas H. Lee is at LEP Papa Murphy’s offices, 650 Madison Avenue, 21st Floor New York, New York 10022.

Item 2	(c).	Citizenship:

LEP Papa Murphy’s is organized in the state of Delaware. Thomas H. Lee is a citizen of the United States of America.

Item 2	(d).	Title of Class of Securities:

Common stock, par value $0.01 per share (“Common Stock”)

Item 2	(e).	CUSIP Number:

698814100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	|_|	Broker or dealer registered under Section 15 of the Act.
	(b)	|_|	Bank as defined in Section 3(a)(6) of the Act.
	(c)	|_|	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	|_|	Investment company registered under Section 8 of the Investment Company Act.
	(e)	|_|	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);

CUSIP No. 698814100	13G	Page 5 of 7 Pages

(f)	|_|	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	|_|	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
(h)	|_|	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	|_|	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)
(k)	|_|	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specific the type of institution:

Item 4.	Ownership.

(a)-(c)

Reporting Person	Amount beneficially owned	Percent of class (a)	Number of shares as to which the person has: Sole power to vote or to direct the vote:	Number of shares as to which the person has: Shared power to vote or to direct the vote:	Number of shares as to which the person has: Sole power to dispose or to direct the disposition of:	Number of shares as to which the person has: Shared power to dispose or to direct the disposition of:
LEP Papa Murphy’s	6,906,054	40.8%	0	6,906,054	0	6,906,054
Thomas H. Lee	6,936,751(b)	40.9%	30,697	6,906,054	30,697	6,906,054

(a) Based upon 16,941,265 shares of Common Stock of the Issuer outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2014.

(b) The members of LEP Papa Murphy’s are Thomas H. Lee, Lee Equity Partners Fund, L.P., a Delaware limited partnership (“Lee Equity”), Lee Equity Strategic Partners Fund, L.P., a Delaware limited partnership (“Lee Strategic”) and Lee Equity Strategic Partners Fund (Offshore), L.P., a Cayman Islands exempted limited partnership (“Lee Offshore” and, together with Lee Equity and Lee Strategic, the “Lee Equity Funds”).  Lee Equity Partners GP, LLC, a Delaware limited liability company, is the general partner of each of the Lee Equity Funds (the “General Partner”).  Lee Equity Partners, LLC, a Delaware limited liability company (the “Investment Manager”), is the non-member manager of LEP Papa Murphy’s and serves as the investment manager of the Lee Equity Funds.  Thomas H. Lee is the sole managing member of the Investment Manager.  Thomas H. Lee is also a managing member of the General Partner, and any action, consent, approval, election, decision or determination of the managing members of the General Partner requires Mr. Lee’s consent.  Accordingly, Thomas H. Lee may be deemed to share beneficial ownership of the shares of Common Stock owned directly by LEP Papa Murphy’s.

CUSIP No. 698814100	13G	Page 6 of 7 Pages

Item 5.
Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [  ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
See Exhibit 2

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

CUSIP No. 698814100	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2015

LEP PAPA MURPHY’S HOLDINGS, LLC

By:	/s/ Joseph B. Rotberg
	Name:	Joseph B. Rotberg
	Title:	Chief Financial Officer

/s/ Thomas H. Lee
Thomas H. Lee